TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

410 AOYAMA BUILDING
2-3, KITA AOYAMA 1-CHOME
MINATO-KU, TOKYO, 107-0061, JAPAN

(C.P.O.BOX 1576 TOKYO 100-8694, JAPAN)

TEL:(81-3)3403-5281
FAX:(81-3)3470-3152 OR (81-3)3479-4224

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FILE NO. 82-3919

July 19, 2002

BY AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02042945

02 JUL 30 AM 5:46

BANDAI CO., LTD.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Bandai Co., Ltd. (the "Company") with respect to its ADR program, enclose herewith English translation of the document which contents were announced by the Company as follows:

- Tsukuda Original Co., Ltd. Joins Bandai Group

With kind regards,

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

Yours truly,

Fusako Otsuka

Encl.
cc: Bandai Co., Ltd.
cc: The Bank of New York

dlw 7/30

(Translation)

FILE No. 82-3919

<Publicity matter>

July 16, 2002

Bandai Co., Ltd.

Location:	5-4, Komagata 2-chome, Taito-ku, Tokyo
President:	Takeo Takasu
Capital:	23.6 billion yen
Code No.:	7967 (the first section of the Tokyo Stock Exchange)

Tsukuda Original Co., Ltd. Joins Bandai Group

Bandai Co., Ltd. (the "Company") has formed a capital tie-up with Tsukuda Original Co., Ltd. ("Tsukuda Original"), a toy manufacturer.

To be specific, the Company acquired 100% of the shares of Tsukuda Original from its parent company, Tsukuda Co., Ltd. (Head office: Taito-ku, Tokyo, President: Yoshinori Tsukuda). At the extraordinary general meeting of shareholders of Tsukuda Original held on July 15, 2002, new officers were elected.

◆ Purpose of the capital tie-up

The purpose of the capital tie-up is to supplement the Company's toy business arena with Tsukuda Original's long sellers and standard articles (such as "Othello" and "Air Water-Gun" series) and apply the Company's character merchandising know-how to Tsukuda Original's various products, whereby seeking further development of both parties.

The Company and Tsukuda Original will study product lines and business models that will achieve a synergistic effect and start operations based on a new system in October 2002. The first product of Tsukuda Original making use of the Company's character merchandising know-how is expected to be launched within this year.

The capital tie-up will have no significant effect on the business results of the Company for the current business year.

◆ Capital tie-up strategy of Bandai Group

The Company formed capital tie-ups with Seika Co., Ltd., a stationery manufacturer, in 2000 and

Ashi Production Co., Ltd., an animation production company, in 2001. The tie-ups were intended to complement the Company's business arenas and strengthen its contents. The primary objective of the tie-ups was not to expand the scale of the group but to achieve synergistic effects to be produced by the tie-ups.

＊ Tsukuda Original Co., Ltd.

Tsukuda Original was separated from Tsukuda Co., Ltd. as its manufacturing division in 1974. Its major products are "Othello", which sold 20,000,000 sets to date since its debut 30 years ago, "Rubik's Cube", which caused a national sensation in 1980 and sold 8,000,000 sets to date since then, long sellers such as "Slime", which sold 12,000,000 sets to date since 1978, and standard series in the hobby arena for boys and girls such as air-pressure water guns "Air Water-Gun" series (since 1991), soap bubbles "Wonder Shabon" (since 2001) and play-house kits.

[Outline of Tsukuda Original Co., Ltd.]

<Representative>	Kosaku Nakamichi
<Managing Director>	Yoshihiro Tsukuda
<Director>	Shoudou Omatsu
<Director>	Masato Koide
<Statutory Auditor>	Yuji Asako
<Location of the Head Office>	36-10, Hashiba 1-chome, Taito-ku, Tokyo
<Incorporation>	1974
<Capital>	¥450 million
<Sales>	¥2,314 million (for the business year ended March 31, 2002)

[For inquiries from press media]

Asako and Tagami, Bandai Co., Ltd., President Office
TEL: 03-3847-5005 FAX: 03-3847-5067

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